SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            NOBLE INTERNATIONAL, LTD.
             ------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    655053106
             ------------------------------------------------------
                                 (CUSIP NUMBER)



                                 March 25, 2004
             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).



                                Page 1 of 9 Pages

CUSIP No. 655053106                       13G                  Page 2 of 9 Pages
--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                The Riverview Group LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    625,000
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    625,000
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                   625,000
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.53%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655053106                       13G                  Page 3 of 9 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                         Millennium Holding Group, L.P.
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    625,000
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    625,000
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    625,000
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.53%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655053106                       13G                 Page 4 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Millennium Management, LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    625,000
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    625,000
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    625,000
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.53%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655053106                       13G                 Page 5 of 9 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Israel A. Englander
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    -0-
SHARES
-----------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    625,000
OWNED BY
-----------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING
-----------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    625,000
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                    625,000
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
             6.53%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 655053106                       13G                 Page 6 of 9 Pages

Item 1.

(a)  Name of Issuer

       Noble International, Ltd., a Delaware corporation (the "Company").

(b) Address of Issuer's Principal Executive Offices:

       28213 Van Dyke Avenue
       Warren, Michigan 48093

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

        The Riverview Group LLC
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Holding Group, L.P.
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: Delaware

        Israel A. Englander
        c/o Millennium Management, LLC
        666 Fifth Avenue
        New York, New York 10103
        Citizenship: United States

(d)  Title of Class of Securities

        Common Stock, par value $0.001 per share ("Common Stock")

(e) CUSIP Number 655053106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 655053106                       13G                  Page 7 of 9 Pages

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.     Ownership

(a)  Amount Beneficially Owned

     As of the date of this filing, each Reporting Person may be deemed the beneficial owner of 625,000 shares of Common Stock currently issuable to The Riverview Group LLC, a Delaware limited liability company ("Riverview") upon the conversion of a certain convertible subordinated note in the aggregate principal amount of $20,000,000 convertible into shares of Common Stock at a conversion price of $32.00 per share.

     Note: The sole member of Riverview is Millenium Holding Group, L.P., a Delaware limited partnership ("Holding"). Millennium Management, LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of Holding and consequently has voting control and investment discretion over securities owned by Holding and by Riverview. Israel A. Englander ("Mr. Englander") is the sole managing member of Millennium Management. As a result, Mr. Englander may be considered the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by any of Holding, Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Riverview.

     Note: Millennium Partners, L.P., a Cayman Islands limited partnership ("Partners"), is a limited partner of Holding. As a limited partner, Partners has no investment or voting control over Holding or its securities positions.

(b)  Percent of Class

     Approximately 6.53% as of the date of this filing. (Based on the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, there were 8,940,467 shares of Common Stock issued and outstanding as of March 5, 2004. In addition, Riverview holds the convertible subordinated note to purchase 625,000 shares of Common Stock referred to in Item 4(a) above.)

(c)  Number of shares as to which such person has:

            (i)     Sole power to vote or to direct the vote:

                    -0-

            (ii)    Shared power to vote or to direct the vote

                    625,000 shares of Class A Common Stock

CUSIP No. 655053106                       13G                  Page 8 of 9 Pages

            (iii)   Sole power to dispose or to direct the disposition of

                    -0-

            (iv)    Shared power to dispose or to direct the disposition of

                       625,000 shares of Class A Common Stock

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item   8. Identification and Classification of Members of the Group
          This statement is filed by:

         (i) Riverview;

         (ii) Holding, as the sole member of Riverview;

         (iii) Millennium Management, as the general partner of Holding; and

         (iv) Mr. Englander, as the sole managing member of Millennium
              Management.

Item 9.  Notice of Dissolution of Group

         Not applicable


Item 10. Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 655053106                    13G                    Page 9 of 9 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: April 5, 2004




THE RIVERVIEW GROUP LLC                        MILLENNIUM HOLDING GROUP, L.P.

By: Millennium Holding Group, L.P.,            By: Millennium Management, LLC
    its sole member                                its general partner

By: Millennium Management, LLC                 By:/s/ Terry Feeney
    its general partner                           ------------------------------
                                                  Name:  Terry Feeney
                                                  Title: Chief Operating Officer
By:/s/ Terry Feeney
   ---------------------------------
   Name:  Terry Feeney
   Title: Chief Operating Officer


MILLENNIUM MANAGEMENT, LLC

By:/s/ Terry Feeney                            /s/ Israel A. Englander
   ---------------------------------           ---------------------------------
   Name:  Terry Feeney                         Israel A. Englander
   Title: Chief Operating Officer